Exhibit 99.1

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated

Financial Statements

For the three month periods ended

November 30, 2018 and 2017

(expressed in Canadian dollars)

NOTICE TO READER

Tanzanian Royalty Exploration Corporation’s independent auditors have not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of interim financial statements by an entity’s auditor.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Tanzanian Royalty Exploration Corporation, are the responsibility of the management and Board of Directors of the Company.

The unaudited interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting of International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Jeffrey R. Duval”	“Marco Guidi”
Jeffrey R. Duval	Marco Guidi
Acting Chief Executive Officer	Chief Financial Officer

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at	November 30, 2018	August 31, 2018

Assets
Current Assets
Cash (Note 15)	$482,606	$426,062
Other receivables (Note 11)	277,702	264,803
Inventory (Note 14)	522,321	515,391
Prepaid and other assets (Note 12)	92,540	116,051
	1,375,169	1,322,307
Property, plant and equipment (Note 4)	1,952,231	1,999,979
Mineral properties and deferred exploration (Note 3)	51,024,677	49,912,854
	$54,352,077	$53,235,140

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 13)	$5,488,256	$5,767,402
Leases payable (Note 4)	71,058	67,819
Convertible loan (Note 22)	3,291,181	2,875,420
Gold bullion loans (Note 20)	4,773,917	4,622,351
	13,624,412	13,332,992
Warrant liability (Note 5)	4,850,000	4,850,000
Asset Retirement Obligation (Note 18)	728,958	726,143
	19,203,370	18,909,135
Shareholders’ equity
Share capital (Note 5)	130,228,456	127,003,132
Share based payment reserve (Note 7)	8,467,394	9,394,394
Warrants reserve (Note 6)	1,248,037	1,248,037
Accumulated other comprehensive loss	(175,752)	(755,909)
Accumulated deficit	(105,389,586)	(103,263,959)
Equity attributable to owners of the Company	34,378,549	33,625,695
Non-controlling interests (Note 19, 3(a))	770,158	700,310
Total shareholders’ equity	35,148,707	34,326,005
	$54,352,077	$53,235,140

Nature of operations and Going Concern (Note 1)

Segmented information (Note 16)

Commitments (Notes 3 and 17)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

Three month periods ended November 30,	2018	2017
Administrative expenses
Depreciation (Note 4)	$87,542	$98,328
Consulting (Note 8)	286,469	233,938
Directors’ fees (Note 8)	27,906	27,906
Office and general	40,462	28,245
Shareholder information	69,822	56,886
Professional fees (Note 8)	304,235	118,731
Salaries and benefits (Note 5)	135,495	103,528
Share based payments (Note 5)	88,000	849,590
Travel and accommodation	7,548	13,406
	(1,047,479)	(1,530,558)
Other income (expenses)
Foreign exchange gain	94,827	96,016
Interest, net	(3,991)	(3,145)
Interest accretion (Notes 20 and 22)	(153,135)	(257,772)
Accretion on asset retirement obligation (Note 18)	(2,815)	(2,772)
Finance costs (Note 21)	(170,006)	(131,777)
Exploration costs	(104,762)	(3,804)
Interest on leases (Note 4)	(2,553)	(2,480)
Loss on shares issued for settlement of debt (Notes 5, 20 and 22)	(662,695)	6,606
Write off of mineral properties and deferred exploration costs (Note 3)	—	—
Withholding tax costs	(3,170)	(310)
Net loss	$(2,055,779)	$(1,829,996)
Other comprehensive loss
Foreign currency translation	580,157	969,703
Comprehensive loss	$(1,475,622)	$(860,293)

Loss attributable to:
Parent	(2,125,627)	(1,639,799)
Non-controlling interests	69,848	(190,197)
	$(2,055,779)	$(1,829,996)
Comprehensive loss attributable to:
Parent	(1,736,692)	(963,073)
Non-controlling interests	261,070	102,780
	$(1,475,622)	$(860,293)

Loss per share – basic and diluted attributable to Parent	$(0.02)	$(0.01)
Weighted average # of shares outstanding – basic and diluted	127,722,049	122,102,191

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share Capital		Reserves
	Number of Shares	Amount	Share based payments	Warrants	Accumulated other comprehensive income	Accumulated deficit	Owner's equity	Non-controlling interests	Total equity
Balance at September 1, 2017	121,784,619	$125,174,377	$7,674,233	$1,248,037	$(2,176,352)	$(96,566,577)	$35,353,718	$900,325	$36,254,043
Shares issued for interest on gold loans and convertible loans (Notes 20 & 22)	245,197	100,970	—	—	—	—	100,970	—	100,970
Shares issued as financing fee for convertible loans (Note 22)	214,864	91,317	—	—	—	—	91,317	—	91,317
Conversion component of convertible loans (Note 22)		—	39,000	—	—	—	39,000	—	39,000
Share based compensation - Stock options		—	836,000	—	—	—	836,000	—	836,000
Share based compensation - RSU		—	20,768	—	—	—	20,768	—	20,768
RSU shares forfeited (Note 5)		—	(3,920)	—	—	—	(3,920)	—	(3,920)
Exchange on translation of foreign subsidiaries		—	—	—	969,743	—	969,743	—	969,743
Total comprehensive loss for the period		—	—	—	—	(1,639,799)	(1,639,799)	(190,197)	(1,829,996)
Balance at November 30, 2017	122,244,680	$125,366,664	$8,566,081	$1,248,037	$(1,206,609)	$(98,206,376)	$35,767,797	$710,128	$36,477,925
Issued pursuant to RSU Plan (Note 5)	385,147	188,722	(188,722)	—	—	—	—	—	—
Shares issued for interest on gold loans and convertible loans (Notes 20 & 22)	926,931	511,930	—	—	—	—	511,930	—	511,930
Shares issued as financing fee for convertible loans (Note 22)	251,640	143,435	—	—	—	—	143,435	—	143,435
Issued for settlement of convertible loans (Note 22)	1,354,405	792,381	—	—	—	—	792,381	—	792,381
Conversion component of convertible loans (Note 22)		—	271,000	—	—	—	271,000	—	271,000
Share based compensation - Stock options		—	778,000	—	—	—	778,000	—	778,000
Share based compensation - RSU		—	29,213	—	—	—	29,213	—	29,213
RSU shares forfeited (Note 5)		—	(61,178)	—	—	—	(61,178)	—	(61,178)
Exchange on translation of foreign subsidiaries		—	—	—	450,700	—	450,700	—	450,700
Total comprehensive loss for the period		—	—	—	—	(5,057,583)	(5,057,583)	(9,818)	(5,067,401)
Balance at August 31, 2018	125,162,803	$127,003,132	$9,394,394	$1,248,037	$(755,909)	$(103,263,959)	$33,625,695	$700,310	$34,326,005
Shares issued for interest on gold loans and convertible loans (Notes 20 & 22)	596,115	309,219	—	—	—	—	309,219	—	309,219
Issued for settlement of convertible loans (Note 22)	3,555,768	1,760,105	—	—	—	—	1,760,105	—	1,760,105
Transfer of conversion component on conversion of convertible loans		1,156,000	(1,156,000)	—	—	—	—	—	—
Conversion component of convertible loans (Note 22)		—	141,000	—	—	—	141,000	—	141,000
Share based compensation - Stock options		—	88,000	—	—	—	88,000	—	88,000
Exchange on translation of foreign subsidiaries		—	—	—	580,157	—	580,157	—	580,157
Total comprehensive loss for the period		—	—	—	—	(2,125,627)	(2,125,627)	69,848	(2,055,779)
Balance at November 30, 2018	129,314,686	$130,228,456	$8,467,394	$1,248,037	$(175,752)	$(105,389,586)	$34,378,549	$770,158	$35,148,707

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

Three month periods ended November 30,	2018	2017

Operating
Net loss	$(2,055,779)	$(1,829,996)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	87,542	88,796
Share based payments	88,000	849,590
Accretion on asset retirement obligation	2,815	2,772
Interest accretion	153,135	257,772
Foreign exchange	(126,634)	(77,587)
Shares issued for payment of interest on bullion loans	170,006	106,976
Loss on shares issued for settlement of debt	662,695	(6,006)
Net change in non-cash operating working capital items:
Other receivables	(12,899)	(1,377)
Inventory	(6,930)	(15,477)
Prepaid expenses	23,511	30,679
Trade, other payables and accrued liabilities	(352,115)	(202,557)
Cash used in operating activities	(1,366,653)	(796,415)
Investing
Mineral properties and deferred exploration costs, net of recoveries	(176,443)	(227,229)
Cash used in investing activities	(176,443)	(227,229)
Financing
Interest on leases	3,239	775
Proceeds from issuance of convertible loans	1,596,401	420,723
Cash provided by financing activities	1,599,640	421,498
Net increase (decrease) in cash	56,544	(602,146)
Cash, beginning of period	426,062	1,011,293
Cash, end of period	$482,606	$409,147

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

Supplementary information:	2018	2017
Non-cash transactions:
Share based payments capitalized to mineral properties	$—	$3,258
Shares issued for interest on gold loans	309,219	100,970
Shares issued as financing fee for convertible loans	—	91,317
Shares on conversion of convertible loans	1,760,105	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name was changed to “Tan Range Exploration Corporation” on August 13, 1991. The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” (“TREC” or the “Company”) on February 28, 2006. The address of the Company’s registered office is 82 Richmond Street East, Suite 208, Toronto, Ontario, M5C 1P1, Canada. The Company’s principal business activity is in the exploration and development of mineral property interests. The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company is in the process of exploring and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred exploration expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At November 30, 2018 the Company had a working capital deficiency of $12,249,243 (August 31, 2018 – $12,010,685 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $105,389,586 (August 31, 2018 – $103,263,959). The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

The Company’s current funding sources and taking into account the working capital position and capital requirements at November 30, 2018, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. Whilst the Company has been successful in obtaining financing in the past, there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

These unaudited interim condensed consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim condensed consolidated financial statements.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

2.	Basis of Preparation

2.1 Statement of compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These unaudited interim condensed consolidated financial statements were approved and authorized by the Board of Directors of the Company on January 10, 2019.

2.2 Basis of presentation

The consolidated financial statements of the Company as at and for the three month periods ended November 30, 2018 and 2017 comprise of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s August 31, 2018 annual financial statements.

2.3	Adoption of new and revised standards and interpretations

Adoption New Accounting Standards

The adoption of the following new standards, interpretations and amendments where included in the financial statements for the year beginning September 1, 2018.

IFRS 9 Financial Instruments (“IFRS 9”) – In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9’s key changes include but are not limited to eliminating the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available for sale and (ii) replacing IAS 39’s incurred loss model with the expected credit loss model in evaluating certain financial assets for impairment. In implementing IFRS 9, the Company updated the financial instrument classifications within its accounting policy as follows:

	IAS 39	IFRS 9
Cash	Fair Value through profit or loss	Fair Value through profit or loss
Other receivables	Loans and Receivables, measured at amortized cost	Amortized cost
Accounts payable and accrued liabilities, leases payable, convertible loan, gold bullion loans	Financial liabilities at amortized cost	Financial liabilities at amortized cost

There was no material impact on the Company’s unaudited interim condensed consolidated financial statements upon adoption of this standard.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

2.	Basis of Preparation (continued)

2.3	Adoption of new and revised standards and interpretations (continued)

Adoption New Accounting Standards (continued)

IFRS 15 Revenue Recognition

The Company has adopted all of the requirements of IFRS 15 as of September 1, 2018. IFRS 15 replaced IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations on revenue. The Company has used the modified retrospective transition method, which had no impact on the Company’s unaudited interim condensed consolidated financial statements as the Company has not yet reached commercial production and had no revenue recorded in the financial statements. The following is the Company’s new accounting policy for revenue recognition under IFRS 15:

Revenue recognition

During the development stage of a mine up until the determination of commercial production, incidental revenues earned are credited against the mineral property and deferred development costs. Once commercial production is declared, revenue from the sales of gold and silver is recognized based on the identification of contracts with a customer, the determination of performance obligation under the contract and the related transaction price, and the point at which the Company satisfies its performance obligation.

New standards and interpretations to be adopted in future

At the date of authorization of these Financial Statements, the IASB and IFRIC has issued the following new and revised standards and interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted these standards, amendments and interpretations.

IFRS 16 - In 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard introduces a single on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessors continue to classify leases as finance and operating leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15, has been adopted. The Company is assessing the impact of the implementation of IFRS 16 on its consolidated financial statements, but does not anticipate that the impact will be significant.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

3.	Mineral Properties and Deferred Exploration

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each. Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by US$100/sq.km for the initial period, US$150/sq.km for the first renewal and US$200/sq.km for the second renewal. With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion. There is also an initial one-time “preparation fee” of US$500 per license. Upon renewal, there is a renewal fee of US$300 per license.

Section 30 of the Mining Act states that the amount that is to be spent on prospecting operations is to be prescribed by Regulation.

Period	Minimum expenditure (US$)
Initial period (4 years)	$500 per sq km for annum
First renewal (3 years)	$1,000 per sq km for annum
Second renewal (2 years)	$2,000 per sq km for annum

Certain of the Company’s prospecting licenses are currently being renewed.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at November 30, 2018 and recorded a write-down of $nil during the three month period ended November 30, 2018 (2017 - $nil).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

3.	Mineral Properties and Deferred Exploration (continued)

The continuity of expenditures on mineral properties is as follows:

	Buckreef (a)	Kigosi (b)	Itetemia (c)	Luhala (d)	Total

Balance, September 1, 2017	$26,061,442	$11,903,553	$5,735,611	$3,219,697	$46,920,303
Exploration expenditures:
Camp, field supplies and travel	237,264	39,462	4,494	—	281,220
License fees and exploration and field overhead	687,004	115,597	—	—	802,601
Geological consulting and field wages	191,327	—	—	—	191,327
Geophysical and geochemical	—	—	—	—	—
Property acquisition costs	—	—	—	—	—
Trenching and drilling	14,080	—	—	—	14,080
Recoveries	—	—	—	—	—
Foreign exchange translation	946,218	432,029	208,156	116,920	1,703,323
	2,075,893	587,088	212,650	116,920	2,992,551
	28,137,335	12,490,641	5,948,261	3,336,617	49,912,854
Write-offs	—	—	—	—	—
Balance, August 31, 2018	$28,137,335	$12,490,641	$5,948,261	$3,336,617	$49,912,854
Exploration expenditures:
Camp, field supplies and travel	44,523	—	—	—	44,523
License fees and exploration and field overhead	203,056	—	—	—	203,056
Geological consulting and field wages	1,833	—	—	—	1,833
Geophysical and geochemical	—	—	—	—	—
Property acquisition costs	—	—	—	—	—
Trenching and drilling	—	—	—	—	—
Recoveries	—	—	—	—	—
Foreign exchange translation	485,157	216,663	103,448	57,143	862,411
	734,569	216,663	103,448	57,143	1,111,823
	28,871,904	12,707,304	6,051,709	3,393,760	51,024,677
Write-offs	—	—	—	—	—
Balance, November 30, 2018	$28,871,904	$12,707,304	$6,051,709	$3,393,760	$51,024,677

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

3.	Mineral Properties and Deferred Exploration (continued)

(a) Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the “Buckreef Project”). Pursuant to the agreement dated December 16, 2010, the Company paid US$3,000,000 to the State Mining Company (“Stamico”). On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project. Through its wholly-owned subsidiary, Tanzam, the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the joint venture. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditures, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and receive a 45% interest in Buckreef Project.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015. The Company shall be entitled to extend the date for one additional year:

          i) for the extension year, on payment to Stamico of US$500,000;

          ii) for the second extension year, on payment to Stamico of US$625,000; and

          iii) for each subsequent extension year, on payment to Stamico of US$750,000.

The Company has received a request letter from Stamico regarding the status of the penalty payment and has responded that no penalty is due at this time. The Company has received a subsequent letter from Stamico regarding request for payment. It remains the Company’s position that no penalty is due at this time, but the Company and Stamico have been engaged in settlement discussions to resolve this issue, and a payment of $172,330 has been made in connection with the settlement discussions to be applied towards the amount owing with the remainder to be paid out of proceeds of production.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest in the consolidated financial statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is a supervisory board made up of 4 directors of Tanzam and 3 directors of Stamico, whom are updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditures on the property are capitalized to mineral properties or inventory for costs directly related to the extraction and processing of ore and reported under Buckreef Gold Company Limited.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

3.	Mineral Properties and Deferred Exploration (continued)

(b) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area. Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses (the “Kigosi Mining License”). The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

The Kigosi Mining License was granted by the Ministry of Energy and Minerals of Tanzania to Tanzam, (wholly owned subsidiary of Tanzanian Royalty). The official signing ceremony of the Kigosi Mining License was held in October 2013 and was attended by the Company and Ministry for Energy and Minerals representatives. The area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by degazzeting the respective license by the Tanzanian government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

During the three month period ended November 30, 2018, the Company decided to abandon certain licenses within the Kigosi project as they come up for renewal, which had a carrying value of $nil, as such, a write off of $nil was taken for these licenses related to the property (year ended August 31, 2018 - $nil).

(c) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses. The licenses are held by the Company; through the Company's subsidiaries, Tancan or Tanzam. In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement dated July 12, 1994, as amended June 18, 2001, July 2005, and October 13, 2008.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production. The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for US$1,000,000.

The Company is required to pay Stamico an annual option fee of US$25,000 per annum until commercial production.

During the three month period ended November 30, 2018, the Company did not abandon any prospecting licenses in the area and no write off was recorded (year ended August 31, 2018 - $nil).

(d) Luhala Project:

The Company has selected a consultant to prepare the resource report for the Luhala Project in anticipation of filing for a Mining License for development of the site. Once funds are available the contract to engage the consultant to carry out the development work will be initiated.

During the three month period ended November 30, 2018, the Company did not abandon any licenses in the area and no write off was taken in this area (year ended August 31, 2018 - $nil).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

4.	Property, plant and equipment

	Drilling equipment	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Heap leach pads	Construction -in-progress *	Total
Cost
As at September 1, 2017	$444,825	$135,458	$63,095	$1,552,941	$96,113	$1,431,816	$1,316,857	$5,041,105
Additions	—	—	3,731	—	—	—	3,345	7,076
Disposals	(462,455)	(125,595)	(3,484)	(310,725)	—	—	—	(902,259)
Foreign exchange	17,630	4,920	2,628	58,505	3,719	59,035	61,767	208,204
As at August 31, 2018	$—	$14,783	$65,970	$1,300,721	$99,832	$1,490,851	$1,381,969	$4,354,126
Additions	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—
Foreign exchange	—	324	1,369	26,818	2,065	30,881	29,655	91,112
As at November 30, 2018	$—	$15,107	$67,339	$1,327,539	$101,897	$1,521,732	$1,411,624	$4,445,238
Accumulated depreciation
As at September 1, 2017	$287,300	$128,569	$43,830	$1,278,884	$70,300	$721,525	$—	$2,530,408
Depreciation expense	10,502	54	5,757	60,573	5,629	304,330	—	386,845
Disposals	(308,660)	(118,667)	(2,710)	(245,340)	—	—	—	(675,377)
Foreign exchange	10,858	4,596	2,034	49,114	2,830	42,839	—	112,271
As at August 31, 2018	$—	$14,552	$48,911	$1,143,231	$78,759	$1,068,694	$—	$2,354,147
Depreciation expense	—	256	1,173	9,180	1,126	75,807	—	87,542
Disposals	—	—	—	—	—	—	—	—
Foreign exchange	—	299	1,126	23,762	1,654	24,477	—	51,318
As at November 30, 2018	$—	$15,107	$51,210	$1,176,173	$81,539	$1,168,978	$—	$2,493,007
Net book value
As at August 31, 2017	$157,525	$6,889	$19,265	$274,057	$25,813	$710,291	$1,316,857	$2,510,697
As at August 31, 2018	$—	$231	$17,059	$157,490	$21,073	$422,157	$1,381,969	$1,999,979
As at November 30, 2018	$—	$—	$16,129	$151,366	$20,358	$352,754	$1,411,624	$1,952,231

* Construction in progress represents construction of the Company’s processing plant.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

4.	Property, plant and equipment (continued)

Sale-leaseback transaction:

During the year ended August 31, 2015, the Company sold automotive and mining equipment for proceeds of $577,505 to various officers and directors. Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The Company has classified and is accounting for the leases as finance leases. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly. The effective interest rate on the finance lease obligations outstanding is between 20% and 30%. The gain on sale of $250,108 was deferred and is being recognized on a straight-line basis over the lease term as a reduction in amortization expense. The total deferred gain has been presented as a reduction of the finance asset. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses.

Outstanding balance:

As at November 30, 2018, the remaining balance outstanding under finance lease obligations after the settlements described above is $71,058 (August 31, 2018 - $67,819) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

Interest expense for the three month period ended November 30, 2018 related to the leases amounted to $2,553 (2017 - $2,480), and is recorded in the statement of comprehensive loss.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

5.	Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares. On December 8, 2014, the Board resolved that the Company authorize for issuance up to a maximum of 155,000,000 common shares, subject to further resolutions of the Company’s board of directors.

	Number	Amount ($)
Balance at September 1, 2017	121,784,619	$125,174,377
Issued pursuant to Restricted Share Unit Plan	385,147	188,722
Shares issued for interest on gold and convertible loans	1,172,128	612,900
Finders fees on convertible and gold bullion loans	466,504	234,752
Shares issued for settlement of convertible loans (Note 20 and 22)	1,354,405	792,381
Balance at August 31, 2018	125,162,803	$127,003,132
Shares issued for interest on gold and convertible loans	596,115	309,219
Shares issued for settlement of convertible loans (Note 20 and 22)	3,555,768	1,760,105
Transfer of conversion component on conversion of convertible loans	—	1,156,000
Balance at November 30, 2018	129,314,686	$130,228,456

Activity during the three month period ended November 30, 2018:

During the three month period ended November 30, 2018, 596,115 shares were issued at an average price of $0.52 per share for total issued value of $309,219 for payment of interest of $209.270, resulting in a loss of $99,949, in connection with the gold loans and convertible loans (see Notes 20 and 22 for details).

Activity during the year ended August 31, 2018:

During the year ended August 31, 2018, 385,147 shares were issued pursuant to the Company’s Restricted Share Unit Plan at an average price of $0.49 for total issued value $188,722.

During the year ended August 31, 2018, 1,172,128 shares were issued at an average price of $0.52 per share for total issued value of $612,900 for payment of interest of $425,717, resulting in a loss of $187,183, in connection with the gold loans and convertible loans (see Notes 20 and 22 for details).

During the year ended August 31, 2018, the Company issued 466,504 common shares at a price of $0.50 per share for total issued value of $234,752 for payment of finders fees in connection with the convertible loans (see Note 22 for details).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

5.	Capital Stock (continued)

Warrant issuances:

Activity during the three month period ended November 30, 2018:

There were no warrant issuances during the three month period ended November 30, 2018.

Activity during the year ended August 31, 2018:

There were no warrant issuances during the year ended August 31, 2018.

Warrants and Compensation Options outstanding:

At November 30, 2018, the following warrants and compensation options were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing agent warrants - September 26, 2016	214,285	USD$0.9515	September 26, 2021
Private placement financing - September 26, 2016	4,017,857	USD$1.10	September 26, 2021
Private placement financing agent warrants - September 1, 2016	73,616	USD$0.8718	September 1, 2021
Convertible senior note financing - December 9, 2014	257,143	USD$0.98	December 9, 2019

Balance, November 30, 2018	4,562,901	—	—

The outstanding warrants have weighted average price of US$1.08 and weighted average remaining contractual life of 2.72 years.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

5.	Capital Stock (continued)

Warrant liability:

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock.

The warrant liability at August 31, 2018 relates to the 4,017,857 warrants that which were issued as part of the September 26, 2016 private placement and are exercisable at the option of the holder into common shares that have a current market value of approximately $4,850,000, for no consideration. This cashless exercise right is only in effect if the current market price is less than the exercise price of US$1.10.

Restricted share units:

The Restricted Stock Unit Plan (the “RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (RSUs). Each RSU represents an entitlement to one common share of the Company, upon vesting. Under the RSU Plan, a maximum of 2,500,000 shares are authorized for issuance. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the award agreement.

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company. Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee. On April 11, 2012, the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly. The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting. In 2012, the outside directors had the option to elect to receive 100% of their compensation in RSUs. If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

Of the 2,500,000 shares authorized for issuance under the RSU Plan, 2,500,000 (August 31, 2018 - 2,500,000) shares have been issued as at November 30, 2018.

Total share-based payment expense related to the issue of RSUs was $nil for the three month period ended November 30, 2018 (2017 - $20,768). The amount capitalized to mineral properties for the three month period ended November 30, 2018 was $nil (2017 - $3,258). During the three month period ended November 30, 2018, RSUs were forfeited resulting in $nil (2017 - $3,920) in a reduction in share-based compensation expense related to the reversal of the expense related to forfeited RSUs.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

5.	Capital Stock (continued)

The following table summarizes changes in the number of RSUs outstanding:

	Number of RSU’s	Weighted average fair value at issue date
Balance, August 31, 2017	520,000	$0.49
Redeemed for common shares	(385,147)	$0.49
Forfeited/cancelled	(134,853)	$0.49
Balance, August 31, 2018 and November 30, 2018	—	$—

Stock options:

The Company has a stock option plan (the “Plan”) under which the Company may grant options to directors, officers, employees and consultants. The maximum number of common shares reserved for issue under the Plan at any point in time may not exceed 10% of the number of shares issued and outstanding. The purpose of the Plan is to attract, retain and motivate directors, officers, employees, and certain third party service providers by providing them with the opportunity to acquire a proprietary interest in the Company and benefit from its growth. Options granted under the Plan are non-assignable and vest over various terms up to 24 months from the date of grant. As at November 30, 2018, the Company had 5,495,636 (August 31, 2018 – 5,084,280) options available for issuance under the Plan.

The continuity of outstanding stock options for the three month period ended November 30, 2018 and year ended August 31, 2018 is as follows:

	Number of stock options	Weighted average exercise price per share $
Balance – August 31, 2017	3,750,000	0.71
Cancelled (i)	(3,750,000)	(0.71)
Re-issued (i)	3,750,000	0.40
Granted (ii)	3,682,000	0.43
Balance – August 31, 2018 and November 30, 2018	7,432,000	0.41

(i)	On November 28, 2016, the Company granted 3,750,000 stock options to directors, officers and employees of the Company. The options are exercisable at CAD$0.71 per share expiring on November 28, 2025. The resulting fair value of $2,133,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 84%; a risk-free interest rate of 0.95% and an expected average life of 9 years. Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/3 of the options vest immediately, 1/3 vest on September 1, 2017 with the remaining 1/3 vesting on September 1, 2018.

Share based payments based on the portion vested during the three month period ended November 30, 2018 amounted to $nil (2017 - $101,000).

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

5.	Capital Stock (continued)

Cancellation and re-issue of options:

On October 11, 2017, the Company cancelled the options originally issued on November 28, 2016 and re-issued the same number of options at an exercise price of CAD$0.40 per share, with 1/3 of the options vesting immediately, 1/3 vesting on October 11, 2018 with the remaining 1/3 vesting on October 11, 2019. The options expire on October 11, 2026.

The new options issued were accounted for as modifications in accordance with IFRS 2, where the incremental value was recorded as additional cost measured by the difference between the fair value of the cancelled options calculated on the modification date and the value of the reissued options at the modification date. The modification resulted in an increased value of $240,000. The amount is recognized over the vesting period of the reissued option. Any remaining cost for the unvested cancelled options is recognized over the new vesting period.

Share based payments based on the portion vested during the year ended August 31, 2018 amounted to $240,000 (2017 - $nil).

(ii)	On September 29, 2017, the Company granted 3,582,000 stock options to directors, officers and employees of the Company. The options are exercisable at CAD$0.43 per share expiring on September 29, 2026. The resulting fair value of $1,183,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 76%; a risk-free interest rate of 1.98% and an expected average life of 9 years. Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/3 of the options vest immediately, 1/3 vest on September 29, 2018 with the remaining 1/3 vesting on September 29, 2019.

Share based payments based on the portion vested during the three month period ended November 30, 2018 amounted to $85,000 (2017 - $495,000).

(iii)	On January 2, 2018, the Company granted 100,000 stock options to a consultant of the Company. The options are exercisable at CAD$0.35 per share expiring on January 2, 2028. The resulting fair value of $31,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 96%; a risk-free interest rate of 2.08% and an expected average life of 10 years. Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/4 of the options vest every three months through to January 2, 2019.

Share based payments based on the portion vested during the three month period ended November 30, 2018 amounted to $3,000 (2017 - $nil).

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	date	life (years) (1)
CAD0.35	100,000	75,000	January 2, 2028	9.09
CAD0.40	3,750,000	2,500,000	September 29, 2026	7.83
CAD0.43	3,582,000	2,388,000	October 11, 2026	7.87
CAD0.41	7,432,000	4,963,000		7.87

(1)	Total represents weighted average.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

6.	Reserve for warrants

Period/year ended	November 30, 2018	August 31, 2018
Balance at beginning of year	$1,248,037	$1,248,037
Balance at end of period/year	$1,248,037	$1,248,037

7.	Reserve for share based payments

Period/year ended	November 30, 2018	August 31, 2018
Balance at beginning of year	$9,394,394	$7,674,233
Shares issued pursuant to RSU plan	—	(188,722)
Share based compensation – RSUs	—	49,981
Share based compensation – Stock options	88,000	1,614,000
RSU forfeited	—	(65,098)
Conversion component of convertible loans	141,000	310,000
Transfer of reserve on conversion of convertible loans	(1,156,000)	—
Balance at end of period/year	$8,467,394	$9,394,394

8.	Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Three month ended November 30,	Notes	2018	2017
Legal services	(i)	$Nil	$Nil
Consulting	(ii)	$55,105	$53,348

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner. During the three month period ended November 30, 2018, the legal expense charged by the firm was $nil (2017 - $nil). As at November 30, 2018, $335,940 remains payable (August 31, 2018 - $335,940).

(ii) During the three month period ended November 30, 2018, $55,105 (2017 - $53,348) was paid for consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

As at November 30, 2018, the Company has a receivable of $40,086 (August 31, 2018 - $40,086) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

8.	Related party transactions and key management compensation (continued)

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s former CEO and current director for total proceeds of $577,505 as described in Note 5. Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly. The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

As at November 30, 2018, the remaining balance outstanding under finance lease obligations after the settlements described above is $71,058 (August 31, 2018 - $67,819) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Three months ended November 30,	2018			2017
	Fees, salaries and benefits (1)		Share based payments (2), (3))	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$127,124	$	nil	$172,237	$765,047
Directors	27,906		nil	27,906	414,000
Total	$155,030	$	nil	$200,143	$1,179,047

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

(2) Compensation shares may carry restrictive legends.

(3) All stock option share based compensation is based on the accounting expense recorded in the year.

As at November 30, 2018, included in trade and other payables is $860,000 (August 31, 2018 - $863,000) due to these key management personnel with no specific terms of repayment.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

9.	Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct low cost heap leach gold production mines.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three month period ended November 30, 2018. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at November 30, 2018 totaled $34,378,549 (August 31, 2018 - $33,625,695).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

10.	Financial Instruments

Fair Value of Financial Instruments

The Company designated warrant and derivative liabilities as FVTPL. Fair value of the warrant liabilities and gold bullion loan derivatives are categorized as Level 3 measurement as these are calculated based on unobservable market inputs. A 10% movement in volatility in the financial instruments that were classified as Level 3 measurement will have an impact of approximately $nil on the consolidated statements of comprehensive loss as these amounts have been reclassified during the period on change of functional currency. Trade and Other Receivables and cash are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, leases payable, convertible loans and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost. Fair value of trade and other payables and convertible loans are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The Company’s cash and short-term bank investments are with Schedule 1 banks or equivalents. The other receivables consist of amounts due from related parties. The Company has not recorded an impairment or allowance for credit risk as at November 30, 2018, or August 31, 2018.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The bullion loan carries a fixed rate of interest. The Company’s future interest income is exposed to changes in short-term rates. As at November 30, 2018, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $5,000 (2017 - $4,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at November 30, 2018, the Company had current assets of $1,375,169 (August 31, 2018 - $1,322,307) and current liabilities of $13,624,412 (August 31, 2018 - $13,332,992). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. Current working capital deficiency of the Company is $12,249,243 (August 31, 2018 - $12,010,685 working capital deficiency). The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

10.	Financial Instruments (continued)

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At November 30, 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $1,033,000 on the statements of comprehensive loss.

11.	Other receivables

The Company’s other receivables arise from two main sources: receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	November 30, 2018	August 31, 2018

Receivable from related parties	$40,086	$40,086
HST and VAT receivable	182,191	171,837
Other	55,425	52,880
Other Receivables	$277,702	$264,803

Below is an aged analysis of the Company’s other receivables:

	November 30, 2018	August 31, 2018

Less than 1 month	$52,724	$4,390
1 to 3 months	6,434	47,036
Over 3 months	218,544	213,377
Total Other Receivables	$277,702	$264,803

At November 30, 2018, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 10.

The Company holds no collateral for any receivable amounts outstanding as at November 30, 2018.

12.	Prepaid and other assets

	November 30, 2018	August 31, 2018

Insurance	$8,910	$17,820
Listing fees	7,592	30,368
Other	76,038	67,863
Total Prepaid Expenses	$92,540	$116,051

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

13.	Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities. The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	November 30, 2018	August 31, 2018

Less than 1 month	$369,263	$704,776
1 to 3 months	391,306	210,648
Over 3 months	4,727,687	4,851,978
Total Trade, Other Payables and Accrued Liabilities	$5,488,256	$5,767,402

14.	Inventory

Inventory consists of stockpiled ore and supplies consumed during the course of exploration development and operations. Cost represents the delivered price of the item. The following is a breakdown of items in inventory:

	November 30, 2018	August 31, 2018

Stockpiled ore and work in progress	$517,921	$511,050
Supplies	4,400	4,341
Total Inventory	$522,321	$515,391

15.	Cash

As at November 30, 2018, cash total $482,606 (August 31, 2018 - $426,062), consisting of cash on deposit with banks in general minimum interest bearing accounts.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

16.	Segmented information

Operating Segments

At November 30, 2018 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration in Tanzania. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

• that engages in business activities from which it may earn revenues and incur expenses;

• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

• for which discrete financial information is available.

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning the Company’s geographic locations is as follows:

	As at November 30, 2018	As at August 31, 2018
Identifiable assets
Canada	$611,442	$373,960
Tanzania	53,740,635	52,861,180
	$54,352,077	$53,235,140
Non-current assets
Canada	$9,290	$9,757
Tanzania	52,967,618	51,903,076
	$52,976,908	$51,912,833

17.	Commitments

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef mining licenses. As at November 30, 2018 an accrual of $414,000 (August 31, 2018 - $260,000) has been recorded relating to unpaid license fees. Note that these licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $122,000 (August 31, 2018 - $125,000). The Company has recorded an accrual for all valid and active mining licenses.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

18.	Asset Retirement Obligation

The Company's asset retirement obligation relates to the cost of removing and restoring of the Buckreef Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. This estimate depends on the development of environmentally acceptable mine closure plan.

A reconciliation for asset retirement obligations is as follows:

	November 30, 2018	August 31, 2018
Balance, beginning of year	$726,143	$715,057
Accretion expense	2,815	11,086
Balance, end of the year	$728,958	$726,143

The mine closure provision liability is based upon the following estimates and assumptions:

a)	Total undiscounted amount of future retirement costs was estimated to be US$522,000.
b)	Risk-free rate at 1.58%.
c)	Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 2025.
d)	Inflation over the period from is estimated to be 1.5% per annum.

19.	Non-Controlling Interest

The changes to the non-controlling interest for the three month periods ended November 30, 2018 and year ended August 31, 2018 are as follows:

Period/year ended	November 30, 2018	August 31, 2018
Balance at beginning of year	$700,310	$900,325
Non-controlling interest’s 45% share of Buckreef’s comprehensive loss	69,848	(202,547)
Non-controlling interest’s 25% share of NWBM’s comprehensive income (loss)	—	2,532
Balance at end of period/year	$770,158	$700,310

The following is summarized financial information for Buckreef:

	November 30, 2018	August 31, 2018
Current assets	$682,734	$673,074
Long term assets	20,121,751	19,773,205
Current liabilities	(22,442)	(22,183)
Asset retirement obligation	(728,958)	(726,143)
Advances from parent	(22,629,462)	(22,374,445)

Net income (loss) for the period/year	$155,219	$(451,057)

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

19.	Non-Controlling Interest (continued)

The following is summarized financial information for NWBM:

	November 30, 2018	August 31, 2018
Current assets	$—	$—
Long term assets	—	—
Current liabilities	—	—
Advances from parent	(1,530,688)	(1,502,491)

Net income (loss) for the period/year	$—	$10,164

20.	Gold Bullion Loans

Activity during the three month period ended November 30, 2018:

There were no new gold loan issuances during the three month period ended November 30, 2018.

Activity during the year ended August 31, 2018:

During the year ended August 31, 2018, the Company closed $1,310,660 (US $1,027,727) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender. If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.267 - $0.3446 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.267 - $0.3446 per share. There is no prepayment penalty.

On June 8, 2018, the Company repriced the exercise price to convert the loans and interest into common shares at a price of US$0.26.

On August 27, 2018, the Company settled $324,475 (US$250,000) of principal amount of outstanding loans through the issuance of 961,538 shares with a value of $605,769 resulting on a loss on settlement of $281,294.

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

20.	Gold Bullion Loans (continued)

Outstanding balance:

The balance of the gold bullion loans is as follows:

	November 30, 2018	August 31, 2017
Balance at beginning of period/year	$4,622,351	$3,394,998
Loans received	—	1,310,660
Less: repayment of loans converted to shares	—	(324,475)
Less: conversion component of convertible loans	—	(151,000)
Interest accrued	70,042	337,012
Issuance of shares for interest payment	(9,981)	(236,369)
Interest accretion	62,760	272,991
Foreign exchange translation adjustment	28,745	18,534
Balance at end of period/year	$4,773,917	$4,622,351

Interest expense related to the gold bullion loan amounted to $70,042 (2017 - $98,108), for the three month period ended November 30, 2018 and is recorded as finance charge in the statements of comprehensive loss. Accretion expense during the three month period ended November 30, 2018 totaled $62,760 (2017 - $46,322).

21.	Finance costs

Finance costs comprises of the following:

	Three months ended November 30, 2018	Three months ended November 30, 2017
Interest on Gold Bullion Loans (Note 20)	$70,042	$98,108
Interest on Convertible Loans (Note 22)	99,964	33,669
	$170,006	$131,777

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2018 and 2017

(Expressed in Canadian dollars)

22.	Convertible loans

Activity during the three month period ended November 30, 2018:

During the three month period ended November 30, 2018, the Company received loans in the amount of $1,596,401 (US$1,230,799) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.27 - US$0.34 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.27 - US$0.34 per share.

On October 4, 2018, the Company settled $1,197,966 (US$923,012) of principal amount of outstanding loans through the issuance of 3,555,768 shares with a value of $1,760,105 resulting on a loss on settlement of $562,746.

Activity during the year ended August 31, 2018:

During the year ended August 31 2018, the Company received loans in the amount of $1,754,291 (US$1,389,710) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.274 - US$0.3469 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.274 - US$0.3469 per share.

In connection with the gold loans described in note 21 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 466,504 common shares with a value of $234,752. The finders fee was allocated proportionally between the gold loans and convertible loans, the portion allocated to the convertible loans amounted to $135,000.

On August 27, 2018, the Company settled $131,028 (US$100,776) of principal amount of outstanding loans through the issuance of 392,867 shares with a value of $184,832 resulting on a loss on settlement of $53,804.

On July 19, 2017, the Company settled $63,075 (US$50,000) of principal amount of outstanding loans through the issuance of 83,333 shares with a value of $49,166 resulting on a gain on settlement of $13,909.

The balance of the convertible loans is as follows:

	November 30, 2018	August 31, 2018
Balance at beginning of period/year	$2,875,420	$865,656
Proceeds from convertible loans	1,596,401	1,754,291
Conversion of convertible loan to shares	(1,197,966)	(131,028)
Less: conversion component of convertible loans	(141,000)	(159,000)
Less: finders fee	—	(135,000)
Interest accrued	50,550	56,714
Interest accretion	90,375	549,069
Foreign exchange	17,401	74,718
Balance at end of period/year	$3,291,181	$2,875,420

Interest accretion expense related to these loans during the three month period ended November 30, 2018 totaled $90,375 (2017 - $211,450).